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          logo                       THE NARRAGANSETT ELECTRIC COMPANY

Dear Preferred Shareholder:

     Please find enclosed important information pertaining to the following two items:

          (i) a proposed amendment (the Proposed Amendment) to the Preferred Stock Provisions (the Provisions) of The Narragansett Electric Company (Narragansett) which will be considered at a Special Meeting of its shareholders; and

          (ii) an offer by New England Electric System (NEES) to purchase the outstanding shares of the Narragansett Preferred Stock.

     We will greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

     The Proposed Amendment relates to the elimination of the restrictions in the Provisions limiting the ability of Narragansett to incur unsecured indebtedness. Currently, unsecured indebtedness cannot exceed 10% of Narragansett's aggregate capitalization. As more fully described in the attached materials, Narragansett believes that the prudent use of unsecured debt is important to the effective financial management of its business. Unsecured debt provides flexibility in meeting temporary fluctuations in cash requirements, can be used when unfavorable conditions prevail in the market for long-term capital, acts as a bridge between issues of permanent capital, and may present more flexibility in terms and cash than secured debt. If the Proposed Amendment is adopted, Narragansett will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in the securities and financial markets.

     In addition, although Narragansett's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, other utilities have been unable to issue mortgage bonds during certain periods because of restrictive covenants in their mortgages. Any inability by Narragansett to issue first mortgage bonds or preferred stock in the future, combined with the inability to issue additional unsecured debt, would limit its financing options to more costly securities, including additional common equity.

     Concurrently with Narragansett's proxy solicitation, NEES is offering to purchase the outstanding shares of Narragansett's Preferred Stock. In order to tender your shares, you must vote for the Proposed Amendment. The Offer is further conditioned upon, among other things, the Proposed Amendment being approved and adopted at the Special Meeting. If you vote for the Proposed Amendment and it passes, you will be entitled to receive a Special Cash Payment in the amount of $0.50 per share for each share that you so vote, provided your shares have not been tendered. Instructions for tendering your shares and information pertaining to the Special Cash Payment are included with the enclosed material.

     The Shares will trade, during the period which begins two days prior to the Record Date and which will end at the close of business on the Expiration Date, in the over-the-counter market under the symbols "NRGAT" for the 4.50% Series, "NRGCT" for the 4.64% Series, and "NRGET" for the 6.95% Series, indicating that such Shares are trading "with proxy." A Preferred Shareholder who acquires Shares during this period must obtain, or have such holder's authorized representative obtain, an assignment of proxy (which is included in the applicable Letter of Transmittal and Proxy) at settlement from the seller. The National Association of Securities Dealers, Inc. (NASD) and The Depository Trust Company (DTC) have issued notices informing their members and participants that the Shares will trade "with proxy" and that settlement of all trades during the period described above should include an assignment of proxy from the seller.
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     It is important to your interests that all shareholders, regardless of the number of shares owned, participate in the affairs of the Company. Even if you plan to attend the Special Meeting, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY, WHICH IS INCLUDED WITH AN ENCLOSED LETTER OF TRANSMITTAL AND PROXY FOR EACH SERIES OF PREFERRED STOCK, AND RETURN IT PROMPTLY TO THE DEPOSITARY IN THE ENCLOSED ENVELOPE. By signing and returning your proxy promptly, you are assuring that your shares will be voted.

     You are cordially invited to attend the Special Meeting which will be held at 280 Melrose Street Providence, R.I. 02901, on December 12, 1997, at 4:30 p.m., eastern standard time, or any adjournment or postponement of such meeting.

     If you have questions or requests for assistance regarding the Proposed Amendment, the Special Meeting, or NEES's tender offer, please call Georgeson & Company, Inc., the Information Agent, at (800) 223-2064 (toll-free) and for banks and brokers (212) 440-9800 (call collect) or Merrill Lynch & Co., the Dealer Manager, at (888) ML4-TNDR ((888) 654-8637 (toll-free)). Requests for additional copies of the Booklet, the Letter of Transmittal, or other tender offer or proxy materials may be directed to the Information Agent and such copies will be furnished promptly at the companies' expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

     Thank you for your continued interest in Narragansett.

                                          Sincerely yours,

                                          JOHN S. COCHRANE

                                          Assistant
                                          Treasurer